BASIS OF PRESENTATION

This Management’s Discussion and Analysis ("MD&A") for Westport Fuel Systems Inc. ("Westport Fuel Systems", the "Company", "we", "us", "our") is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2019 ("Annual Financial Statements"). Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of March 17, 2020.

Additional information relating to Westport Fuel Systems, including our Annual Information Form ("AIF") and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between compressed natural gas, liquefied natural gas and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements except as required by applicable legislation.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS

Westport Fuel Systems is focused on engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. Our diverse product offering sold under a wide range of established brands enables the deployment of a range of alternative fuels offering environmental and economic advantages, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquid natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen (together known as "gaseous fuels"). We supply our products and services through a network of distributors and to original equipment manufacturers ("OEMs") and we provide delayed OEM ("DOEM") services. In total, we have customers in more than 70 countries. Today, our products and services are available for passenger car, light, medium and heavy-duty truck, cryogenic, and hydrogen applications.

Westport Fuel Systems is well positioned to increase revenues and market share as new stringent environmental regulations mandating greenhouse gas emission reductions have been introduced in key markets around the world. We are leveraging our market-ready products and customer base to capitalize on these opportunities. In addition to our operational competency in well-established transportation markets, our development of new technologies provides us a technology leadership position in gaseous fuel systems and components which is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position.

The majority of our revenues are generated through the following businesses:

•
Independent aftermarket (“IAM”): We sell systems and components across a wide range of brands primarily through a global network of distributors, that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels in addition to gasoline and diesel.

•
DOEM: We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.

•	Light-duty OEM: We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.

•
Heavy-duty OEM: We sell systems and components, including High Pressure Direct Injection ("Westport HPDI 2.0™" or "HPDI") products, to engine OEMs and commercial vehicle OEMs. Our fully integrated Westport HPDI 2.0™ system powered primarily by natural gas matches the power, torque, and fuel economy benefits found in traditional compression ignition engines using only diesel fuel resulting in reduced greenhouse gas emissions, and the capability to cost-effectively run on renewable fuels.

Although our IAM, DOEM and Light-duty OEM businesses are growing, profitable businesses, our HPDI business is in the early stages of commercial development (sales to our European OEM launch partner began in 2018) , and, as a result, is currently generating losses. Meaningful increases in sales volumes are required for the HPDI business to benefit from economies of scale to become profitable. We anticipate growth in sales volumes through sales to our initial launch partner, our supply arrangement with Weichai Westport Inc. ("WWI"), and additional OEMs entering into supply agreements for our HPDI technology. WWI's HPDI engine is currently being certified to meet China VI emissions standards and is expected to be launched in the first half of 2020. WWI has committed to purchase Westport HPDI 2.0™ components required to produce a minimum of 18,000 engines between the launch date and the end of 2023.

Gross margin and gross margin percentage from our HPDI product will vary based on production and sales volumes, levels of development work, successful implementation of material cost reduction initiatives and foreign exchange. Margin pressure is expected to continue through much of 2020 as launch costs and volume-related price discounts are only partially offset by material cost reductions.

Westport Fuel Systems generates income from Cummins Westport Inc. ("CWI") by selling spark-ignited natural gas engines. Refer to the "Operating Segments" section in this MD&A for more detail.

Overview of Financial Results for 2019

Revenues for the year ended December 31, 2019 increased by 13% to $305.3 million from $270.3 million in 2018, resulting from strength across our transportation businesses, but primarily as a result of increased HPDI revenue in 2019. Strong sales during the year were offset by a 5% decline in the foreign exchange rate of the Euro to U.S. dollar as compared to the same period in 2018 since the majority of our sales are denominated in Euros. Westport Fuel Systems recorded net income from continuing operations of $0.2 million for the year ended December 31, 2019 compared to a net loss from continuing operations of $40.8 million for the year ended December 31, 2018. The significant improvement in net income from continuing operations of $41.0 million was a result of across the board improvements in our operations, combining higher revenues, lower costs and improved earnings from CWI.

Westport Fuel Systems continued its trend of meaningful earnings improvement during 2019. For the year ended December 31, 2019 we generated $28.4 million Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") as compared to $9.6 million for the year ended December 31, 2018. The factors noted above were key contributors to the improvement in Adjusted EBITDA. See "Non-GAAP Measures" section in this MD&A.

Settlement with the Securities Exchange and Commission

During the third quarter of 2019, we announced that we had reached a settlement with the SEC resolving the SEC's investigation into our compliance with the U.S. Foreign Corrupt Practices Act ("FCPA") in connection with prior years operations in China. Under the terms of the settlement, without admitting or denying any violation of the FCPA or related regulations, we agreed to pay to the SEC a total amount of $4.0 million (comprising a civil penalty of $1.5 million, a disgorgement amount of $2.3 million and prejudgment interest of $0.2 million), which amount, together with related legal fees, was in line with the estimated costs to complete and resolve the investigation that were accrued in the quarter ended June 30, 2019. In connection with the SEC settlement we also agreed to a two-year period of self-reporting requirements regarding FCPA compliance activities.

See the "Regulatory Compliance" section in this MD&A for additional details.

LIQUIDITY AND GOING CONCERN

In connection with preparing consolidated financial statements for each annual and interim reporting period we are required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that we will be unable to meet our obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management's plans that have not been fully implemented as of the date that the consolidated financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about our ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the consolidated financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the consolidated financial statements are issued.

Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about our ability to continue as a going concern within one year after the date the Annual Financial Statements were issued. Our Annual Financial Statements have therefore been prepared on the basis that we will continue as a going concern.

At December 31, 2019, our net working capital was $53.6 million (2018 - $64.4 million) including cash and cash equivalents (including restricted cash) of $46.0 million (2018 - $61.1 million), and our long-term debt, including the royalty payable, was $67.2 million, of which $19.5 million matures in 2020. We generated net income from continuing operations of $0.2 million (2018 - loss of $40.8 million) and cash flows used in continuing operating activities was $15.7 million for the year ended December 31, 2019 (2018 - cash used in continuing operating activities of $27.4 million). We have an accumulated deficit of $998.3 million (2018 - accumulated deficit of $998.4 million).

We continue to work towards our goal of increasing profitability while growing our businesses, which can be seen in our improved results from operations and operating cash flows in 2018 and 2019. The resolution of the SEC investigation in September 2019 has assisted us in improving our operating results going forward by redirecting management's attention to strategic and operational matters, and by significantly reducing legal and advisory costs incurred in relation to the investigation.

As part of its on-going monitoring of financial condition, management is closely evaluating the Company's future debt service requirements, in particular, its $17.5 million convertible debt which matures on June 1, 2021. This debt is convertible into common shares at the option of the holder at a conversion price of $2.17 per common share. Below this price, we would have to repay the principal amount in cash. See note 14 of the Annual Financial Statements for additional details of debt service requirements and the convertible debt.
Management is also evaluating foreseeable future cash flows from the CWI joint venture as the joint venture term is scheduled to end on December 31, 2021. The joint venture pays significant dividends to the joint venture partners, with Westport receiving $25.0 million as dividends in 2019 (2018 - $23.2 million). As per the joint venture agreement, both Cummins and the Company have equal rights to the joint venture’s intellectual property. However, there is no certainty that we will be able to monetize the intellectual property to the level of the current dividends received from the joint venture. See note 8 in our Annual Financial Statements for additional details related to the CWI joint venture.
Management is closely evaluating the impact of COVID-19 on our business. We have significant operations in Italy where there has been a large number of cases. We also source components from China. At this time, we do not see a material impact to our business, however, the situation is evolving and could become material if the supply chain disruption is prolonged or end customer demand declines.
Management believes that the cash on hand at December 31, 2019 and, our continued improvements in operational performance will provide the cash flow necessary to fund operations over the next year to March, 2021. The ability to continue as a going concern beyond March, 2021 will be dependent on our ability to generate sufficient positive cash flows from operations, successful conversion of or refinancing of our convertible debt, effective management of the CWI joint venture transition and our ability to finance long term strategic objectives and operations (specifically the growth of our HPDI business). If, as a result of future events, we were to determine that we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of our assets and liabilities in the accompanying consolidated financial statements and the adjustments could be material.

OPERATING SEGMENTS

We manage and report the results of our business through three segments: Transportation, the CWI Joint Venture, and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker ("CODM").

The financial information for our business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way we manage our business segments. As CWI is accounted for under the equity method of accounting, an adjustment is made to reconcile the segment measures to our consolidated matters.

Transportation Business Segment

Our Transportation group includes the IAM, DOEM, Light-duty OEM and Heavy-duty OEM business. Refer to the "Business Overview and General Developments" section in this MD&A for more detail.

CWI Joint Venture

CWI serves the medium- and heavy-duty on-highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as shorthaul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on RNG.

CWI is a Delaware corporation owned 50% by Westport Power Inc., a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The purpose of the CWI joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The CWI joint venture term is scheduled to end on December 31, 2021 and, as per the joint venture agreement, effective from July 1, 2019, either Cummins or the Company can buy out the other's interest based on contractually defined terms and conditions.

Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight and general administrative duties, such as securing our intellectual property.

SELECTED FINANCIAL INFORMATION

The following tables sets forth a summary of our financial results:

Selected Consolidated Statements of Operations Data

	Years ended December 31,
	2019	2018	2017
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Revenue	$305.3	$270.3	$229.8
Gross margin	68.2	64.2	60.3
GM %	22.3%	23.8%	26.2%
Net income (loss) from continuing operations	0.2	(40.8)	(62.9)
Net income (loss) from discontinued operations	(0.1)	9.3	52.9
Net income (loss) for the year	0.0	(31.5)	(10.0)
Net income (loss) per share from continuing operations - basic and diluted	0.00	(0.31)	(0.52)
Weighted average basic and diluted shares outstanding	134,224,799	132,371,396	119,558,566

	Three Months Ended December 31,
	2019	2018
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Revenue	$74.3	$60.5
Gross margin	13.8	12.2
GM %	18.6%	20.2%
Net income (loss) from continuing operations	0.7	(10.4)
Net income from discontinued operations	0.0	1.2
Net income (loss) for the period	0.7	(9.2)
Net income (loss) per share from continuing operations - basic and diluted	—	(0.08)
Weighted average basic and diluted shares outstanding	136,081,959	133,093,452

Selected Balance Sheet Data

The following table sets forth a summary of our financial position:

	December 31, 2019	December 31, 2018
(expressed in millions of United States dollars)
Cash and cash equivalents (including restricted cash)	$46.0	$61.1
Total assets	279.9	269.9
Debt, including current portion	48.9	55.3
Royalty payable, including current portion	18.2	20.9
Total liabilities	190.6	179.3
Shareholder's equity	89.4	90.7

RESULTS FROM OPERATIONS

Revenue 2019/2018

Transportation revenue for the three months ended December 31, 2019 increased by $13.8 million, or 23%, from $60.5 million for the three months ended December 31, 2018 to $74.3 million for the three months ended December 31, 2019, despite a 3% decrease in Euro to U.S. dollar exchange rate. Revenue from the IAM business (including DOEM) increased by $8.3 million mainly due to stronger demand for our aftermarket and DOEM products. Revenue from the OEM business (which includes light-duty and heavy-duty) increased by $5.5 million during the three months ended December 31, 2019 compared with the same period in 2018 mainly driven by higher HPDI 2.0TM product sales.

For the year ended December 31, 2019, revenue increased by $35.0 million, or 13%, from $270.3 million for the year ended December 31, 2018 to $305.3 million for the year ended December 31, 2019. The increase in revenue was driven mainly by the year-over-year growth in our OEM business of $29.2 million, primarily from higher HPDI 2.0TM sales, which included $7.5 million in service revenue recognized during 2019 from development work from OEMs. Revenue from our IAM business increase by $5.8 million due to strong demand for its aftermarket and DOEM products, despite a 5% decrease in the Euro to U.S. dollar exchange rate in 2019 compared to 2018.

(expressed in millions of U.S. dollars)

	Three months ended December 31,		Change		Years ended December 31,		Change
	2019	2018	$	%	2019	2018	$	%
Transportation (consolidated)	$74.3	$60.5	$13.8	23%	$305.3	$270.3	$35.0	13%

Revenues 2018/2017

Total consolidated revenues increased by $40.5 million, or 18% from $229.8 million in 2017 to $270.3 million in 2018.

Transportation revenue for the year ended December 31, 2018 was $270.3 million compared to $229.8 million for the year ended December 31, 2017. The increase in revenue was primarily due to strong demand for our aftermarket products, strength in our light- and medium-duty OEM business and sales from our newly released Westport HPDI 2.0TM product. In addition, the Euro strengthened versus U.S. dollar approximately 5% during 2018 which resulted in an increase in U.S. dollar dominated revenues.

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2018	2017	$	%
Transportation (consolidated)	$270.3	$229.8	$40.5	18%

Gross Margin 2019/2018

Transportation gross margin increased by $1.5 million, or 12% to $13.8 million for the three months ended December 31, 2019 compared to $12.3 million for the three months ended December 31, 2018 primarily due to higher revenue during the current quarter. The decline in the gross margin percentage was caused by volume-related pricing discounts on our HPDI 2.0TM product.

(expressed in millions of U.S. dollars)

	Three months ended		Three months ended
	December 31,	% of	December 31,	% of	Change
	2019	Revenue	2018	Revenue	$	%
Transportation (consolidated)	$13.8	18.6%	$12.3	20.3%	$1.5	12%

Transportation gross margin increased by $4.0 million, or 6% to $68.2 million, for the year ended December 31, 2019, compared to $64.2 million for the year ended December 31, 2018 primarily driven by higher revenue. The gross margin percentage decreased from 23.8% for the year ended December 31, 2018 to 22.3% for the year ended December 31, 2019 mainly due to product mix. Margin pressure is expected to continue through much of 2020 as launch costs and volume related price discounts related on HPDI components are only partially offset by material cost reductions.

(expressed in millions of U.S. dollars)

	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2019	Revenue	2018	Revenue	$	%
Transportation (consolidated)	$68.2	22.3%	$64.2	23.8%	$4.0	6%

Gross Margin 2018/2017

Total consolidated gross margin increased by $3.9 million or 6% from $60.3 million in 2017 to $64.2 million in 2018.

Transportation gross margin increased by $3.9 million to $64.2 million, for the year ended December 31, 2018, compared to $60.3 million for the year ended December 31, 2017. The increase in gross margin is due to higher sales from our aftermarket and light- and medium-duty OEM, and DOEM businesses. Gross margin percentage decreased from 26.2% for the year ended December 31, 2017 to 23.8% for the year ended December 31, 2018 mainly because of low unit sales of the Westport HPDI 2.0™ business and lower service revenue.

(expressed in millions of U.S. dollars)

	Year Ended		Year Ended
	December 31,	% of	December 31,	% of	Change
	2018	Revenue	2017	Revenue	$	%
Transportation (consolidated)	$64.2	23.8%	$60.3	26.2%	$3.9	6%

R&D Expenses 2019/2018

Transportation R&D expenses for the three months and year ended December 31, 2019 were $6.0 million and $24.8 million, respectively, compared with $6.6 million and $29.6 million for the three months and year ended December 31, 2018. The decrease of $0.6 million and $4.8 million during the three months and year ended December 31, 2019 was due to customer funded development programs resulting in a portion of R&D expenses being reclassified to cost of revenue, reduction in headcount as the Company launched its Westport HPDI 2.0™ product and lower Euro and Canadian average exchange rates as compared to the U.S. dollar in 2019 compared to 2018.

Corporate R&D expenses for the year ended December 31, 2019 were $0.4 million compared with $1.0 million for the year ended December 31, 2018. Corporate R&D expenses relate to costs associated with protecting the Company's intellectual property; in particular, the costs associated with patenting our innovations and registering our trademarks and maintaining our patent and trademark portfolios.

(expressed in millions of U.S. dollars)

	Three months ended December 31,		Change		Years ended December 31,		Change
	2019	2018	$	%	2019	2018	$	%
Transportation	$6.0	$6.6	$(0.6)	(9)%	$24.8	$29.6	$(4.8)	(16)%
Corporate	(0.1)	0.2	(0.3)	(150)%	0.4	1.0	(0.6)	(60)%
Total R&D	$5.9	$6.8	$(0.9)	(13)%	$25.2	$30.6	$(5.4)	(18)%

R&D Expenses 2018/2017

Transportation R&D expenses for the year ended December 31, 2018 were $29.6 million compared with $48.4 million for the year ended December 31, 2017. For the year ended December 31, 2017, the decrease of $18.8 million during the year ended December 31, 2018 was due to the completion of various R&D programs as the Company launched its Westport HPDI 2.0™ product in the fourth quarter of 2017.

Corporate R&D expenses for the year ended December 31, 2018 were $1.0 million compared to $1.7 million for the year ended December 31, 2017. Corporate R&D expenses relate to costs associated with protecting the Company's intellectual property; in particular, the costs associated with patenting our innovations and registering our trademarks, and maintaining our patent and trademark portfolios.

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2018	2017	$	%
Transportation	$29.6	$48.4	$(18.8)	(39)%
Corporate	1.0	1.7	(0.7)	(41)%
Total R&D	$30.6	$50.1	$(19.5)	(39)%

Sales and Marketing, General and Administrative Expenses 2019/2018

Transportation SG&A expenses for the three months and year ended December 31, 2019 were $10.1 million and $36.6 million compared to $9.3 million and $36.8 million for the three months and year ended December 31, 2018, respectively. The increase of $0.8 million for the three months ended December 31, 2019 is mainly due to higher compensation costs. The decreased SG&A expenses for 2019 compared to 2018 were mainly due to lower Euro and Canadian dollar average exchange rates which was partially offset by higher compensation costs during 2019.

Corporate SG&A expenses for the three months and year ended December 31, 2019 were $3.8 million and $21.1 million compared to $6.9 million and $30.2 million for the three months and year ended December 31, 2018, respectively. The decrease of $3.1 million for the three months ended December 31, 2019 compared to 2018 is mainly due to a decrease of $3.1 million in legal costs related to the SEC investigation. The decrease of $9.1 million for the year ended December 31, 2019 is mainly due to a $3.7 million reduction in costs related to the SEC investigation, lower professional fees and lower compensation costs.

 (expressed in millions of U.S. dollars)

	Three months ended December 31,		Change		Years ended December 31,		Change
	2019	2018	$	%	2019	2018	$	%
Transportation	$10.1	$9.3	$0.8	9%	$36.6	$36.8	$(0.2)	(1)%
Corporate	3.8	6.9	(3.1)	(45)%	21.1	30.2	(9.1)	(30)%
Total SG&A	$13.9	$16.2	$(2.3)	(14)%	$57.7	$67.0	$(9.3)	(14)%

SG&A Expenses 2018/2017

Transportation SG&A expenses for the year ended December 31, 2018 were $36.8 million compared to $43.4 million for the year ended December 31, 2017. SG&A expenses decreased mainly due to restructuring activities that took place during 2017 that resulted in lower SG&A expenses in 2018.

Corporate SG&A expenses for the year ended December 31, 2018 were $30.2 million compared with $19.8 million for the year ended December 31, 2017. The increase is largely due to legal costs related to the ongoing SEC investigation of $10.0 million incurred during the year ended December 31, 2018, net of expected insurance recoveries, compared to 1.8 million for the year ended December 31, 2017.

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2018	2017	$	%
Transportation	$36.8	$43.4	$(6.6)	(15)%
Corporate	30.2	19.8	10.4	53%
Total SG&A	$67.0	$63.2	$3.8	6.0%

Selected CWI Statements of Operations Data

We account for CWI using the equity method of accounting. However, due to its significance to our operating results, we disclose CWI's assets, liabilities and income statement in notes 8(a) and 21 of our consolidated Annual Financial Statements and discuss revenue and gross margins in this MD&A. The following tables sets forth a summary of the financial results of CWI for the years ended 2019, 2018 and 2017, and three months ended December 31, 2019 and 2018:

	Years ended December 31,
	2019	2018	2017
(expressed in millions of United States dollars)
Total revenue	$361.8	$319.4	$317.3
Gross margin	104.1	91.0	109.5
GM %	28.8%	28.5%	34.5%
Net income before income taxes	70.8	57.4	58.3
Net income	53.2	45.4	25.0
Net income attributable to the Company (1)	26.6	22.7	12.5

(1) The $3.9 million increase in our share of CWI income for the year ended December 31, 2019 compared to the year ended December 31, 2018 is mainly due to higher 2019 revenue. Our share of CWI income increased in 2018 compared to 2017 due to lower U.S. taxation. As a result of the U.S. tax reform substantially enacted in the fourth quarter of 2017, CWI recorded a deferred tax expense of $13.4 million in 2017 which reduced income from investments by $6.7 million.

	Three months ended December 31,
	2019	2018
(expressed in millions of United States dollars)
Total revenue	$102.5	$94.1
Gross margin	28.3	21.0
GM %	27.6%	22.3%
Net income before income taxes	20.6	12.4
Net income	13.5	11.4
Net income attributable to the Company	6.7	5.7

CWI Revenue 2019/2018

CWI revenue for the three months and year ended December 31, 2019 was $102.5 million and $361.8 million, respectively, compared with $94.1 million and $319.4 million for the three months and year ended December 31, 2018. Unit sales for the three months and year ended December 31, 2019 were 2,407 and 7,883 compared to 2,362 and 7,393 for the comparative prior year periods. The increase in unit sales in the year ended December 31, 2019 is due to a low comparator in 2018 as there were pre-buy activities that occurred in 2017 in advance of the 2018 on-board diagnostic compliant engines.

Within total CWI revenue, parts revenue for the three months and year ended December 31, 2019 was $27.8 million and $115.3 million, respectively, compared to $24.3 million and $92.0 million for the three months and year ended December 31, 2018, respectively, which is mainly due to the cumulative increase in the natural gas engine population in service.

	Three months ended December 31,		Change		Years ended December 31,		Change
	2019	2018	$	%	2019	2018	$	%
CWI	$102.5	$94.1	$8.4	9%	$361.8	$319.4	$42.4	13%

CWI Revenue 2018/2017

CWI revenue for the year ended December 31, 2018 was $319.4 million compared with $317.3 million for the year ended December 31, 2017. Unit sales for the year ended December 31, 2018 were 7,393 compared to 7,955 for the year ended December 31, 2017.

The decrease in unit sales in the year ended December 31, 2018 is mainly due to certain pre-buy activities in the fourth quarter of 2017 in advance of the 2018 on-board diagnostic compliant engines.

Within total CWI revenue, parts revenue for the year ended December 31, 2018 was $92.0 million compared to $82.1 million for the year ended December 31, 2017. The increase in parts revenue is mainly due to the cumulative increase in the natural gas engine population in service, which offsets the decrease in units sold during the year ended December 31, 2018 compared to the prior year.

	Years ended December 31,		Change
	2018	2017	$	%
CWI	$319.4	$317.3	$2.1	1%

CWI Gross Margin 2019/2018

CWI gross margin increased by $7.3 million to $28.3 million (gross margin percentage of 27.6%) for the three months ended December 31, 2019 compared to $21.0 million (gross margin percentage of 22.3%) for the three months ended December 31, 2018. The increase in gross margin during the three months ended December 31, 2019 is due to higher revenues and lower warranty expense in the current year quarter. The increase in gross margin percentage is primarily due to lower warranty expense in the current year quarter.

	Three months ended		Three months ended
	December 31,	% of	December 31,	% of	Change
	2019	Revenue	2018	Revenue	$	%
CWI	$28.3	27.6%	$21.0	22.3%	$7.3	35%

CWI gross margin increased by $13.1 million to $104.1 million (gross margin percentage of 28.8%) from $91.0 million (gross margin percentage of 28.5%) in the prior year. The increase in gross margin and gross margin percentage in 2019 is due to higher revenues.

	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2019	Revenue	2018	Revenue	$	%
CWI	$104.1	28.8%	$91.0	28.5%	$13.1	14%

CWI Gross Margin 2018/2017

CWI gross margin decreased by $18.5 million to $91.0 million, or 28.5% of revenue from $109.5 million or 34.5% of revenue in 2017. The decrease in gross margin and gross margin percentage in 2018 is due to product mix and higher warranty adjustments.

There was a negative warranty adjustment of $1.1 million for the year ended December 31, 2018 compared to a positive warranty adjustment of $9.9 million for the year ended December 31, 2017. Excluding the warranty adjustments, the gross margin percentage in 2018 would have been consistent with 2017.

	Year Ended		Year Ended
	December 31,	% of	December 31,	% of	Change
	2018	Revenue	2017	Revenue	$	%
CWI	$91.0	28.5%	$109.5	34.5%	$(18.5)	(17)%

Other significant expense and income items for 2019, 2018 and 2017

Restructuring expenses recognized for the year ended December 31, 2019 were $0.8 million compared to $0.8 million for the year ended December 31, 2018, both relating to reductions in workforce to optimize cost structure. For the year ended December 31, 2017, a recovery of $4.1 million was recognized due to a change in estimate relating to the termination of a lease commitment in Vancouver, Canada. This recovery was fully offset by termination and other exit costs recorded for the year ended December 31, 2017 of $5.8 million, due to reductions in workforce in Canada, Italy and Argentina.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2019, we recognized a net foreign exchange gain of $2.5 million primarily due to fluctuations of the Euro and Canadian dollar relative to the U.S. dollar during the year.

For the year ended December 31, 2018, we recognized a net foreign exchange loss of $9.0 million with the movement in the Canadian dollar and Euro relative to the U.S. dollar, compared to a net foreign exchange loss of $0.6 million for the year ended December 31, 2017.

Depreciation and amortization for the years ended December 31, 2019, December 31, 2018, and December 31, 2017 were $16.3 million, $16.5 million, and $14.7 million, respectively. The amount included in cost of revenue for the same periods were $8.6 million, $7.7 million and $4.9 million. The slight decrease in depreciation and amortization in 2019 over 2018 is due to certain assets reaching the end of their useful life. The increase in 2018 over 2017 is due to depreciation of new capital expenditures entering into service.

Income from investments primarily relates to our 50% interest in CWI, accounted for by the equity method. See the "Selected CWI Statements of Operations Data" section in this MD&A for more detail.

Interest on long-term debt and amortization of discount

Interest on our long-term debt and accretion on our royalty payable for the three months and year ended December 31, 2019 was $1.9 million and $7.3 million, respectively, compared to $2.3 million and $9.1 million for the three months and year ended December 31, 2018. Interest on long-term debt decreased from$1.0 million and $4.2 million for the three months and year ended December 31, 2018 to $1.1 million and $3.9 million in the same period in 2019 due to a reduction in interest rate on our loan from Export Development Canada and lower amount of debt outstanding.

Accretion and finance charges associated with the royalty payable decreased from 2018 due to an additional finance charge of $0.8 million in 2018 created by early extinguishment of a portion of the royalty payable on the sale of the CNG Compressor business and a lower royalty balance outstanding. The decrease from 2017 was due to an additional finance charge of $5.2 million in 2017 due to the early extinguishment of a portion of the royalty payable on the completion of the sale of our previous Industrial business segment.

(expressed in millions of U.S. dollars)

	Years ended December 31,
	2019	2018	2017
Interest expense on long-term debt	$3.9	$4.2	$6.1
Royalty payable accretion expense and finance charge from prepayment	3.4	4.9	8.4
Total interest on long-term debt and accretion on royalty payable	$7.3	$9.1	$14.5

	Three months ended December 31,
	2019	2018
Interest expense on long-term debt	$1.1	$1.0
Royalty payable accretion expense and finance charge from prepayment	0.8	1.3
Total interest on long-term debt and accretion on royalty payable	$1.9	$2.3

Interest and other income
In September 2019, the Company settled a $3.9 million payable related to the residual balance of government contributions received between 2003 and 2006 in connection with HPDI technology development.  A final payment of $0.6 million was made in September 2019 and all further repayment obligations were terminated; the prior year contributions no longer repayable, amounting to $3.3 million, were credited to other income during the year.

Income tax expense for the year ended December 31, 2019 was $2.0 million and was primarily related to taxes payable in our operations in Italy and the Netherlands. This compared to an income tax expense of $2.1 million for the year ended December 31, 2018 and an income tax recovery of $4.4 million for year ended December 31, 2017. The tax recovery for 2017 relates to the use of tax losses to offset the tax expense related to the gain on sale of Industrial assets.

Discontinued operations, as discussed in note 5 in the 2019 Annual Financial Statements, the CNG Compressor business was sold during the year ended December 31, 2018. The balances also include amounts related to the residual Industrial business segment.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

This "Capital Requirements, Resources and Liquidity" section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the "Forward-Looking Statements" and "Basis of Presentation" sections of this MD&A, which discuss forward-looking statements and the "Business Risks and Uncertainties" section of both this MD&A and of our AIF.

Our cash and cash equivalents position, including restricted cash, decreased by $15.1 million during 2019 to $46.0 million from $61.1 million at December 31, 2018. The decrease is primarily the result of operating losses, $14.8 million in net debt service and$8.9 million in capital expenditures. This is offset by $25.0 million in dividends received from our CWI joint venture. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired, and restricted cash.

We continue to work towards accelerating the growth of our Heavy-duty OEM business, sustaining the growth in our IAM and Light-duty OEM businesses, and continuing to improve our cash flow from operations to strengthen our balance sheet. We made significant progress in increasing profitability and operating cash flows in 2019 and expect to continue this in 2020. See the "Business Overview and General Developments" section in the MD&A for further discussion on liquidity and going concern.

Cash Flow from Operating Activities
For the year ended December 31, 2019, our net cash flow used in operating activities in continuing operations was $15.7 million, an improvement of $11.7 million from the $27.4 million in net cash flow used in operating activities in the year ended December 31, 2018. The improvement in cash flow from operating activities is primarily due to increased gross margin and lower operating expenses.
Cash Flow from Investing Activities
Our net cash from investing activities consisted primarily of cash acquired through dividends received from joint ventures and the sale of assets and investments, offset by purchases of property, plant and equipment ("PP&E").
For the year ended December 31, 2019, our net cash flows received from investing activities of continuing operations was $16.2 million compared to $19.9 million for the year ended December 31, 2018. The decrease in 2019 is due to holdbacks from asset sales received in 2018, partially offset by higher CWI dividends in 2019.
Cash Flow from Financing Activities
For the year ended December 31, 2019, the Company's net cash used in financing activities was $14.8 million, an increase of $6.7 million compared to the year ended December 31, 2018. During 2019, the Company repaid royalty payable of $6.0 million (2018 - 3.0 million) and other debts of $8.1 million (2018 - 3.0 million). In 2017, the Company repaid subordinate debt of $44.8 million and royalty payable of $3.0 million. These 2017 repayments were offset by proceeds of $26.0 million from the issuance of common shares.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$86.2	$86.2	$86.2	$—	$—	$—
Long-term debt, principal (1)	48.8	48.8	13.6	32.8	2.4	—
Long-term debt, interest (1)	—	5.6	3.3	2.0	0.3	—
Long-term royalty payable (2)	18.3	26.2	5.9	12.4	2.8	5.1
Operating lease commitments	17.5	20.3	4.4	7.5	4.7	3.7
	$170.8	$187.1	$113.4	$54.7	$10.2	$8.8

(1)     For details of our long-term debt, principal and interest, see note 14 of the Annual Financial Statements. To the extent that our outstanding debt bears interest at floating rates, contractual cash flows for interest have been calculated based on interest rates at December 31, 2019.

(2)     For details of our long-term royalty payable, see note 15 of the Annual Financial Statements.

SHARES OUTSTANDING

For the year ended December 31, 2019, the weighted average number of shares used in calculating the income per share was 134,224,799. During the year ended December 31, 2019, we granted 1,877,101 RSUs. The common shares, share options and share units outstanding and exercisable as at the following dates are shown below:

 (weighted average exercise prices are presented in Canadian dollars)

	December 31, 2019		March 16, 2020
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common shares outstanding	136,416,981		136,424,206
Share units
Outstanding	1,777,941	3.19	1,780,795	N/A
Exercisable	14,450	2.41	9,123	N/A

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Annual Financial Statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our Annual Financial Statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our warranty liability, revenue recognition, inventories, and property, equipment, furniture and leasehold improvements. The application of these and other accounting policies are described in note 3 of Annual financial Statements. Actual amounts may vary significantly from estimates used.

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue. We provides warranty coverage on products sold from the date the products are put into service by customers.  Warranty liability represents our best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents our best estimate of the costs to be incurred in the next twelve-month period. We use histroical failure rates and cost to repair defective products to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  We generally record warranty expense for new products using historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The amount payable by us and the timing will depend on actual failure rates and cost to repair failures of its products.

Revenue Recognition

The Company generates revenues primarily from product sales. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Under ASC 606, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

Inventories

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost or first-in, first-out.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation.  The Company records inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, non-cancelable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory

PP&E and Intangible Assets

We consider whether or not there has been an impairment in our long-lived assets, such as plant and equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Impairment of PP&E

Based on revenues and operating results, we concluded that there were no impairment indicators as of December 31, 2019 related to PP&E. Therefore, no impairment on PP&E were recorded for the year ended December 31, 2019.

We have significant investments in PP&E related to our Westport HPDI 2.0™ business. The HPDI business is at the early stages of commercialization, and, as a result, is currently generating losses. Based on our current projections, continuous increases in component sales, compared to 2019 levels, are expected, allowing the HPDI business to benefit from economies of scale and become profitable. This growth in volumes in 2020 and future years is expected through sales with our initial launch partner, our supply arrangement with WWI, and the possibility of additional OEMs entering into supply agreements for our HPDI technology. If these assumptions are not realized, we may be required to record an impairment on these assets in future periods.

Intangible assets

During the year ended December 31, 2019, we recorded an impairment charge of $0.7 million resulting primarily from the write-down of certain trademarks. This impairment charge was recorded in the Transportation segment.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

(a)    New accounting pronouncements adopted in 2019:

Leases (Topic 842):

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which increases transparency and comparability among organizations by recognizing right-of-use ("ROU") assets and corresponding liabilities on the balance sheet and disclosing key information about leasing arrangements. On January 1, 2019, we adopted Topic 842 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical reporting under Topic 840.

On adoption, we recognized total ROU assets of $19.7 million, with corresponding liabilities of $19.7 million in the consolidated financial statements. The adoption did not impact our opening retained earnings, or the prior year statements of income and statements of cash flows.

Under Topic 842, we determine if an arrangement is a lease at inception. ROU assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. As most of our leases do not provide an implicit rate, we use its incremental borrowing rate. Our lease terms may include options to extend the lease and such extensions are included in the lease liabilities when it is reasonably certain that we will exercise such options. Operating leases are included in operating lease ROU assets, and current and non-current operating lease liabilities on our condensed consolidated interim balance sheets.

(b)    New accounting pronouncement to be adopted in 2020:

In June 2016, the FASB issued ASU No. 2016-13 "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. We do not anticipate this amendment to have a significant impact on the financial statements.

REGULATORY COMPLIANCE

As disclosed in our previous MD&A filings, on June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its investment in WWI and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China. The SEC Enforcement Division issued follow up subpoenas on February 14, 2018, June 25, 2018, and August 2, 2018.

On September 27, 2019, we announced that we had reached a settlement with the SEC resolving the above-mentioned investigation. Under the terms of the settlement, without admitting or denying any violation of the FCPA or related regulations, we agreed to pay to the SEC a total amount of $4.0 million (comprising a civil penalty of $1.5 million, a disgorgement amount of $2.3 million and prejudgment interest of $0.2 million), which amount, together with related legal fees, was in line with the estimated costs to complete and resolve the investigation that were accrued in the second quarter ended June 30, 2019, and also agreed to a two-year period of self-reporting requirements regarding FCPA compliance activities. Of the total settlement amount agreed with the SEC, $2.5 million was paid as of December 31, 2019, with the remaining balance due in three equal quarterly installments through September 2020.

In the period from June 2017 to December 31, 2019, total costs and expenses, net of insurance recoveries, incurred by us in connection with the above-mentioned SEC investigation amounted to a cumulative $18.1 million, of which $6.3 million were recorded in the year ended December 31, 2019 (2018 - $10.0 million).

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act and applicable Canadian securities law requirements is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and applicable Canadian securities law requirements, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (our principal executive officer and principal financial officer, respectively), as appropriate to allow timely decisions regarding required disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including our CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures.

Based on that evaluation, our CEO and CFO have concluded that as of December 31, 2019, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the SEC, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected.

Because of these inherent limitations internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met, and no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting, based on the criteria in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has determined that our internal control over financial reporting was effective as of December 31, 2019.

During the year ended December 31, 2019, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

KPMG LLP ("KPMG"), our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2019. KPMG's audit report on effectiveness of internal control over financial reporting is included in the Annual Financial Statements.

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2019

Our revenues and operating results can vary significantly from quarter to quarter depending on factors such as the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The Company has modified information from the first quarter of 2018 to exclude the financial results of the CNG Compressor business which has been recorded as discontinued operations with effect from the second quarter of 2018. The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data
(expressed in millions of United States dollars except for per share amounts)

Three months ended	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18	31-Mar-19	30-Jun-19	30-Sep-19	31-Dec-19
(expressed in millions of United States dollars except for per share amounts)			(1)
Revenue	$63.8	$80.5	$65.5	$60.5	$73.2	$82.4	$75.4	$74.3
Cost of revenue	$49.2	$58.8	$49.9	$48.2	$56.0	$63.1	$57.5	$60.5
Gross margin	$14.6	$21.7	$15.6	$12.3	$17.2	$19.3	$17.9	$13.8
Gross margin percentage	22.9%	27.0%	23.8%	20.3%	23.5%	23.4%	23.7%	18.6%
Net income (loss) from continuing operations	$(12.6)	$(5.7)	$(12.1)	$(10.4)	$(3.0)	$(2.3)	$4.9	$0.6
Net income (loss)	$(14.2)	$(4.9)	$(3.2)	$(9.2)	$(3.0)	$(2.6)	$4.9	$0.7
EBITDA (2)	$(5.4)	$0.2	$(3.0)	$(5.3)	$4.2	$4.0	$11.7	$5.0
Adjusted EBITDA (3)	$(3.4)	$8.5	$4.3	$0.2	$7.3	$8.1	$9.4	$3.6
Euro to U.S. dollar average exchange rate	1.23	1.20	1.16	1.14	1.14	1.12	1.11	1.11
Earnings (loss) per share
Basic and diluted from continuing operations	$(0.10)	$(0.04)	$(0.09)	$(0.08)	$(0.02)	$(0.02)	$0.04	$0.00
Basic and diluted	$(0.11)	$(0.04)	$(0.02)	$(0.07)	$(0.02)	$(0.02)	$0.04	$0.00
CWI net income attributable to the Company	1.5	7.8	7.7	5.7	8.6	5.9	5.4	6.7

(1) During the third quarter of 2018, the Company completed the sale of the CNG Compressor business and recognized a gain on sale of assets in discontinued operations of $9.9 million.

(2) The term EBITDA does not have a standardized meaning according to U.S. GAAP. See Non-GAAP Measures - EBITDA and Adjusted EBITDA for more information.

(3) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted to eliminate amortization of stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments. See non-GAAP measures for more information.
THREE MONTHS ENDED DECEMBER 31, 2019 AND 2018
Our consolidated net income for the three months ended December 31, 2019 was $0.7 million, resulting in earnings of $0.00 per share compared to a net loss of $9.2 million, or a loss of $0.07 per share, for the three months ended December 31, 2018. The improvement in net income was driven primarily by higher gross margin, lower legal expenses and an increase in investment income from our CWI joint venture.

NON-GAAP MEASURES

We have included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by us internally to measure operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Non-GAAP Measures - EBITDA and Adjusted EBITDA

We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, Westport Fuel Systems and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

EBITDA

Westport Fuel Systems define EBITDA as net income or loss from continuing operations before income taxes adjusted for net interest expense and depreciation and amortization.

Three months ended	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18	31-Mar-19	30-Jun-19	30-Sep-19	31-Dec-19
							(2)
Income (loss) before income taxes from continuing operations	$(11.7)	$(5.6)	$(9.5)	$(11.9)	$(1.9)	$(1.4)	$5.7	$(0.3)
Interest expense, net (1)	2.1	1.7	2.3	2.6	1.8	1.4	1.8	1.5
Depreciation and amortization	4.2	4.1	4.2	4.0	4.3	4.0	4.2	3.8
EBITDA	$(5.4)	$0.2	$(3.0)	$(5.3)	$4.2	$4.0	$11.7	$5.0

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and other payables and amortization of discount.

(2) For the third quarter of 2019, "interest expense, net" excluded other income related to the $3.3 million credit from a settlement with a government agency as discussed above.

EBITDA decreased by $6.7 million from $11.7 million for the three months ended September 30, 2019 compared to $5.0 million in the three months ended December 31, 2019 primarily due to a $3.3 million gain on settlement of a payable to a government agency and lower operating cost during the three months ended September 30, 2019, which is partially offset by a foreign exchange gain in the fourth quarter of 2019.

Non-GAAP Measures (continued):

Adjusted EBITDA

Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments.

Three months ended	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18	31-Mar-19	30-Jun-19	30-Sep-19	31-Dec-19
EBITDA	$(5.4)	$0.2	$(3.0)	$(5.3)	$4.2	$4.0	$11.7	$5.0
Stock based compensation	0.3	1.3	0.6	0.7	0.4	0.3	0.3	0.5
Unrealized foreign exchange (gain) loss	—	5.2	2.2	1.6	0.1	(0.7)	0.7	(2.6)
Intangible impairment	—	—	—	—	—	—	—	0.7
Asset impairment	—	—	—	0.6	—	—	—	—
Restructuring, termination and other exit costs	0.6	0.2	—	—	0.8	—	—	—
Costs associated with SEC investigation	0.9	2.5	3.5	3.1	1.8	4.5	—	—
Other	0.2	(0.9)	1.0	(0.5)	—	—	(3.3)	—
Adjusted EBITDA	$(3.4)	$8.5	$4.3	$0.2	$7.3	$8.1	$9.4	$3.6

Adjusted EBITDA decreased by $5.8 million from $9.4 million for the three months ended September 30, 2019 to $3.6 million in the three months ended December 31, 2019 primarily due to lower gross margin and higher operating expenses, which was partially offset by higher CWI net income attributed to the Company.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2019 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.